EXHIBIT 3.2

AMENDED AND RESTATED OWNERSHIP LIMIT WAIVER AGREEMENT

This AMENDED AND RESTATED OWNERSHIP LIMIT WAIVER AGREEMENT (this “Agreement”), dated as of March 15, 2017 is entered into by and between Generation Income Properties, Inc., a Maryland corporation (the “Company”), and David Sobelman (“Sobelman”).

PREAMBLE

WHEREAS, the Company and Sobelman are parties to that certain Ownership Limit Waiver Agreement, dated September 14, 2015 (the “Original Agreement”);

WHEREAS, the Parties desire to amend and restate the Original Agreement as set forth herein in order to reflect the occurrence of certain events that have transpired since the date of the Original Agreement including, the Company’s decision to be taxed as a real estate investment trust (“REIT”) under the Internal Revenue Code of 1986, as amended (the “Code”) commencing with the taxable year ending December 31, 2017, or the first year in which the Company commences material operations, in the event that this is later than 2017; and

Whereas, the purpose of this Agreement is to ensure that the Company maintain its status as a REIT, and as such, it should take effect on or about the time compliance must be satisfied under the Code; and

WHEREAS, each party to the Original Agreement is executing this Agreement; and

NOW, THEREFORE, in consideration of the premises and the mutual agreements and covenants hereinafter set forth, and intending to be legally bound, the parties hereby agree that the Original Agreement is, as of and at the date first written above, amended and restated in its entirety to read as follows:

RECITALS

A. The Company intends to elect to be taxed as a REIT under the Code.

B. To help the Company maintain its status as a REIT, the Company’s Articles of Amendment and Restatement (the “Articles”) impose certain limitations on the ownership of the Company’s stock while the Company has elected to qualify as a REIT under the Code.

C. Article IV of the Articles contains general restrictions prohibiting any person from owning more than a specified percentage - currently set at 9.8% - of the value of the Company’s aggregate outstanding Shares and not more than a specified percentage – currently set at 9.8% (in value or in number of shares, whichever is more restrictive) of any class or series of Common Stock (the “Aggregate Share Ownership Limit”).

D. Under Section 4.05 of the Articles, the Company’s Board of Directors may waive application of the Aggregate Share Ownership Limit for a Person and establish an Excepted Holder Limit for such a Person if certain conditions are satisfied (the “Ownership Limit Waiver”).

E. This Agreement is intended to waive application of the Aggregate Share Ownership Limit and establish an Excepted Holder Limit for Sobelman.

F. Capitalized terms that are not defined herein shall have the meanings ascribed thereto in the Articles.

AGREEMENT

1.          Representations and Covenants of Sobelman. Sobelman represents and covenants as follows:

a)

Sobelman represents that he does not, and undertakes that he will not, actually own or Constructively Own an interest in a tenant of the Company (or a tenant of any entity owned or controlled by the Company that would cause the Company to actually own or Constructively Own more than a 9.8% interest (as set forth in Section 856(d)(2)(B) of the Code) in such tenant and will provide to the Board such information as the Board may request from time to time to confirm the accuracy of such representation and undertaking);

b)

Sobelman and the Company agree that if, on the later of, (i) the day before the Company is first required to satisfy the “closely held test” under the Internal Revenue Code of 1986, as amended to maintain its REIT status and (ii) June 15, 2018, Sobelman Beneficially Owns or Constructively Owns Shares in excess of the Aggregate Share Ownership Limit and the Company, on such date, would otherwise be “closely held” within the meaning of Section 856(h) of the Code (without regard to the fact that such date if not in the last half of the year), the Company shall automatically redeem for $0.01 per Share, effective on such date, such number of Shares Beneficially Owned or Constructively Owned by Sobelman as will result in the percentage of the Company’s Shares Beneficially or Constructively Owned by Sobelman and the four other shareholders with the largest Beneficial or Constructive Ownership of Shares to be reduced to forty-nine percent (49%); and

c)

Sobelman agrees that any violation or attempted violation of such representations or undertakings (or other action which is contrary to the restrictions contained in Section 4.05(b)(i)  through  Section 4.05(b)(vi) ) will result in Shares Beneficially or Constructively Owned by Sobelman being automatically Transferred to a Trust in accordance with Section 4.05(b)(i)(B)  and  Section 4.05(c).

2.          Waiver of the Aggregate Share Ownership Limit for Sobelman. Based on the above, representations, covenants and agreements, the Company, effective as of the date of this Agreement, hereby:

a)	waives application of the Aggregate Share Ownership Limit to Sobelman; and

b)

establishes an Excepted Holder Limit for Sobelman, applicable from the later of, (i) the day before the Company is first required to satisfy the “closely held test” under the Code to maintain its REIT status and (ii) June 15, 2018, equal to the percentage of Shares Beneficially or Constructively Owned by Sobelman after application of clause 1(b) above; provided that Sobelman shall not acquire Beneficial Ownership or Constructive Ownership of any Shares from the later of, (i) the day before the Company is first required to satisfy the “closely held test” under Code to maintain its REIT status and (ii) on or after June 15, 2018, that would cause the percentage of the Company’s Shares Beneficially or Constructively Owned by Sobelman and the four other shareholders with the largest Beneficial or Constructive Ownership of Shares to be exceed forty-nine percent (49%).

3.          Miscellaneous.

a)	This Agreement will be governed and construed in accordance with the laws of the State of Maryland, without giving effect to choice of law or conflict law provisions.

b)	This Agreement may be signed by the parties in separate counterpart, each of which will be an original and such counterparts together will constitute one and the same instrument.

c)

Each of the parties has caused this Agreement to be signed, with respect to the Company, by its duly authorized officer, and with respect to Sobelman, by himself or a person authorized to act on his behalf, as of the date set forth in the introductory paragraph of this Agreement.

d)

This Agreement constitutes the entire agreement between the parties with respect to the subject matter hereof and supersedes and merges all prior agreements or understandings, whether written or oral, with respect to the subject matter hereof. This Agreement may not be amended, modified or revoked, in whole or in part, except by an agreement in writing signed by each of the parties hereto.

GENERATION INCOME PROPERTIES, INC.

By:	/s/ David Sobelman
David Sobelman Chairman and Chief Executive Officer

By:	/s/ David Sobelman
David Sobelman Shareholder